

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 21, 2016

<u>Via E-mail</u>
Kevin Cavenaugh
…Some Knucklehead Inc.
3534 NE 45th Avenue, #J
Portland, Oregon 97213

  Re: **The Fair-Haired Dumbbell LLC**
    Amendment No. 3 to Offering Statement on Form 1-A
    Filed March 11, 2016
    File No. 024-10436

Dear Mr. Cavenaugh:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1. We note your response to comment 3 that the company is asking investors to confirm that they have reviewed and understand the offering circular. Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

Part II – Offering Circular

Summary Financial Information, page 9

2. We note your response to our prior comment 14. Please revise your disclosure to include comparative data that corresponds with your audited financial statements. Additionally, given that these financial statements are available, please include them within your amended filing as well as the related auditor consent.

Executive Compensation, page 36

3. We note your response to comment 8 that no fees will be paid to the Manager. We also note your disclosure on page 36 that any compensation paid to Mr. Cavenaugh will be paid by the Manager out of any compensation to the Manager. Please revise to clarify the compensation to Mr. Cavenaugh and disclose that you will not pay any fees to the Manager.

Plan of Distribution, page 43

4. We note your disclosure that you intend to use an online platform and information management tool in connection with the offering and selling the Units, which may require a fee based upon the total amount of funds raised. Please provide additional disclosure of the services the platform will provide and how it fit into your plan of distribution. Also revise your summary disclosure to quantify the nature of the fees and tell us what consideration you gave to reflecting such fees in the use of proceeds section.

Part III – Exhibits

5. We note that you have not filed the exhibits listed in your exhibit index. Please file all required exhibits.

6. Please file a copy of your escrow agreement as exhibit 8 to this offering statement. Refer to Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: David J. Lavan, Esq. (via E-mail)